SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934

                           For the month of May, 2007

                         Commission File Number 1-14948

                            Toyota Motor Corporation
                            ------------------------
                 (Translation of Registrant's Name Into English)

                           1, Toyota-cho, Toyota City,
                           ---------------------------
                           Aichi Prefecture 471-8571,
                           --------------------------
                                      Japan
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                    (Address of Principal Executive Offices)


     Indicate by check mark whether the registrant files or will file annual
reports under cover of Form 20-F or Form 40-F. Form 20-F  X   Form 40-F
                                                         ---            ---
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                     ----------

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                     ----------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes      No  X
    ---     ---
     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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Materials Contained in this Report:

I. Press release dated May 9, 2007 with respect to the registrant's results of operations for the fiscal year ended March 31, 2007.

II. English translations of the original Japanese-language documents, as filed with the Tokyo Stock Exchange on May 9, 2007, with respect to the registrant's results of operations for the fiscal year ended March 31, 2007.

     (1)    Highlights of Consolidated Financial Results for FY 2007

     (2)    Highlights of Unconsolidated Financial Results for FY 2007

     (3)    FY 2007 Consolidated Financial Results

     (4)    FY 2007 Unconsolidated Financial Results

     (5) Supplemental Material for Financial Results for the twelve months ended March 31, 2007 (Consolidated)

     (6) Supplemental Material for Financial Results for the twelve months ended March 31, 2007 (Unconsolidated)

     (7) Press release concerning the holding of the FY 2007 Ordinary General Shareholders' Meeting

     (8) Press release concerning the resolution of the Board of Directors to propose the election of the Accounting Auditor at the FY 2007 Ordinary General Shareholders' Meeting

     (9) Press release concerning the resolution of the Board of Directors to propose the authorization to issue stock acquisition rights for the purpose of granting stock options at the FY 2007 Ordinary General Shareholders' Meeting

     (10) Press release concerning the resolution of the Board of Directors to propose the authorization to repurchase up to 30,000,000 shares at the FY 2007 Ordinary General Shareholders' Meeting

     (11) Press release concerning the resolution of the Board of Directors to repurchase up to 11,000,000 shares pursuant to the resolution adopted at the FY 2006 Ordinary General Shareholders' Meeting

III. English translation of FY 2007 Financial Summary


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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       Toyota Motor Corporation



                                       By: /s/ Takuo Sasaki
                                          --------------------------------------
                                          Name:  Takuo Sasaki
                                          Title: General Manager of
                                                 Accounting Division

Date:  May 9, 2007